1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

June 10, 2025

VIA EDGAR

Ms. Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	GoldenTree Opportunistic Credit Fund
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos. 333-284624 and 811-24046

Dear Ms. Smiley:

This letter responds to comments that you provided telephonically on May 5, 2025 and May 12, 2025 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025 on behalf of GoldenTree Opportunistic Credit Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

GENERAL COMMENTS

Comment 1.

The Staff notes that portions of the Registration Statement are incomplete and missing information and exhibits. A full legal and financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the Registration Statement effective. The Staff may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Ms. Smiley

June 10, 2025

Response 1.	The Fund acknowledges this comment.

PROSPECTUS

Comment 2.	Please add a cross reference in the ninth bullet point on the cover page of the Prospectus to reference the section of the Prospectus that discusses recoupment and expense reimbursement obligations.

Response 2.	The Fund has revised the disclosure as follows:

The Fund’s distributions may result from expense reimbursements from the Adviser, which are subject to repayment by the Fund. See “Fund Expenses—Expense Limitation Agreement.” Shareholders should understand that any such distributions are not based on the Fund’s investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Adviser continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a Shareholder would otherwise receive.

Comment 3.	Please define the term “credit-related investments” as it is used in the Fund’s 80% policy to clarify whether such investments include equity investments.

Response 3.	The Fund has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by investing opportunistically across credit markets, focusing primarily on credit investments and credit-related investments, which include the debt investment and certain equity investments discussed below (collectively, “Credit Investments”). The Fund focuses on the following types of Credit Investments: private credit, public corporate credit, structured credit, and distressed investments. The Fund will allocate to investments which the Adviser believes offer compelling risk-adjusted return potential and will dynamically adjust allocations over time based on the market environment. Under normal circumstances, the Fund will invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in Credit Investments, which include foreign instruments (e.g., Credit Investments issued by developed and emerging market issuers), and illiquid and restricted securities.”

Ms. Smiley

June 10, 2025

Comment 4.	In the “Risk Factors—Other Risks of the Fund” section, please revise the “Possible Exclusion of a Shareholder Based on Certain Detrimental Effects” disclosure as follows:

“The Fund may repurchase and/or redeem Shares in accordance with the terms of its Agreement and Declaration of Trust and subject to the 1940 Act and the rules thereunder, including Rules 23c-1 and 23c-2, held by a Shareholder or other person acquiring Shares from or through a Shareholder, if: . . .”

Response 4.	The Fund has revised this disclosure accordingly.

Comment 5.	With respect to the section entitled “Limits of Risk Disclosures,” please revise the disclosure to make clear that the Prospectus includes the material risks associated with the Fund and the Shares.

Response 5.	The Fund has revised the disclosure as follows:

“The above discussions of the material~~various~~ risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund, as the above discussion does not address unknown and unknowable risks that may be material to the Fund.”

Comment 6.

Please confirm that the Investment Advisory Agreement contains a provision that authorizes the Adviser to establish and create subsidiaries and special purpose vehicles and allows the Adviser to make investments through the subsidiary or special purpose vehicle.

Response 6.	The Fund confirms that the Investment Advisory Agreement contains such a provision. The Fund has included the relevant excerpt from the Investment Advisory Agreement below:

“. . . If it is necessary or convenient for the Adviser to make investments on behalf of the Fund through a subsidiary or special purpose vehicle or otherwise form such subsidiary or special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such subsidiary or special purpose vehicle, and to make such investments through such subsidiary or special purpose vehicle, in accordance with the 1940 Act.”

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Ms. Smiley

June 10, 2025

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Alexander Karampatsos

Peter Alderman